UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Act of 1934

(Amendment No. 1)*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

March 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507M107	13G/A

1		NAMES OF REPORTING PERSONS Aaron Serruya
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 111,298,734 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 111,298,734 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,298,734 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (A) 2,083,333 Class B Subordinate Voting Shares (the “Shares”), representing Mr. Serruya’s beneficial ownership held indirectly through a trust arrangement, and (B)(i) 17,273,371 Shares and (ii) 4,318,343 Shares issuable upon exercise of warrants, both of which are directly held by Fruzer Holdings Limited Liability Company (“Fruzer Holdings”). Also includes (a) 77,023,494 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of September 30, 2022, and (b) 10,600,193 Shares issuable upon exercise of warrants, in each case, directly held by Superhero Acquisition L.P. (“Superhero LP”), which amounts represent the proportionate limited partnership interest of Fruzer Holdings in Superhero LP. Excludes 781,250 Shares held in trust by Fruzer Holdings, over which it does not have voting or investment power and disclaims beneficial ownership.

(2)	Calculated based on 1,301,683,764 Shares outstanding as of September 30, 2022 as reported by the Issuer in its Registration Statement on Form S-1filed with the Securities and Exchange Commission on October 12, 2022.

CUSIP No. 58507M107	13G/A

1		NAMES OF REPORTING PERSONS Fruzer Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 109,215,400 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 109,215,400 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,215,400 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes (i) 17,273,371 Shares and (ii) 4,318,343 Shares issuable upon exercise of warrants, both of which are directly held by Fruzer Holdings. Also includes (a) 77,023,494 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of September 30, 2022 and (b) 10,600,193 Shares issuable upon exercise of warrants, in each case, directly held by Superhero LP, and which amounts represent the proportionate limited partnership interest of Fruzer Holdings in Superhero LP. Excludes 781,250 Shares held in trust by Fruzer Holdings, over which it does not have voting or investment power and disclaims beneficial ownership.

(2)	Calculated based on 1,301,683,764 Shares outstanding as of September 30, 2022 as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 12, 2022.

CUSIP No. 58507M107	13G/A

1		NAMES OF REPORTING PERSONS Fruzer Holdings Limited Liability Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 109,215,400 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 109,215,400 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,215,400 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes (i) 17,273,371 Shares and (ii) 4,318,343 Shares issuable upon exercise of warrants, both of which are directly held by Fruzer Holdings. Also includes (a) 77,023,494 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of September 30, 2022 and (b) 10,600,193 Shares issuable upon exercise of warrants, in each case, directly held by Superhero LP, and which amounts represent the proportionate limited partnership interest of Fruzer Holdings in Superhero LP. Excludes 781,250 Shares held in trust by Fruzer Holdings, over which it does not have voting or investment power and disclaims beneficial ownership.

(2)	Calculated based on 1,301,683,764 Shares outstanding as of September 30, 2022 as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 12, 2022.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13G is being filed to report a change in the beneficial ownership of the Reporting Persons to (a) reflect the issuance on March 4, 2022 to Superhero Acquisition L.P. of warrants exercisable for 391,285 Shares, which amount represents the proportionate limited partnership interest of Fruzer Holdings Limited Liability Company in Superhero LP, (b) update the amount of Shares that may be issued upon conversion of Convertible Notes pursuant to accrued interest as of September 30, 2022, and reflect the expiration of warrants, each directly held by, and represents the proportionate limited partnership interest of Fruzer Holdings Limited Liability Company in, Superhero LP, and (d) remove the Short-Term Subscription Right consisting of 20,833,333 Shares and 5,208,333 warrants, as previously reported in the Schedule 13G, which expired by its terms on December 31, 2021.

Item 1.	(a)	Name of Issuer:

MedMen Enterprises Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

10115 Jefferson Boulevard
Culver City, CA 90232

Item 2.	(a)	Name of Persons Filing:

Aaron Serruya Fruzer Inc. Fruzer Holdings Limited Liability Company

	(b)	Address of Principal Business Office or, if none, Residence:

210 Shields Court, Markham, ON L3R 8V2

(c)	Citizenship:

See Item 4 of the cover pages for citizenship or place of organization of each Reporting Person.

(d)	Title of Class of Securities:

Class B Subordinate Voting Shares, without par value

(e)	CUSIP Number:

58507M107

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Aaron Serruya is the sole owner of Fruzer Inc., of which Fruzer Holdings Limited Liability Company is a wholly-owned subsidiary.

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4 as set forth below:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

See Item 4 above.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2022

AARON SERRUYA

/s/ Aaron Serruya

fruzer inc.

By:	/s/ Aaron Serruya
Name:	Aaron Serruya
Title:	A.S.O.

fruzer HOLDINGS LIMITED LIABILITY COMPANY

By:	/s/ Aaron Serruya
Name:	Aaron Serruya
Title:	A.S.O.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

November 9, 2022

AARON SERRUYA

/s/ Aaron Serruya

fruzer inc.

By:	/s/ Aaron Serruya
Name:	Aaron Serruya
Title:	A.S.O.

fruzer HOLDINGS LIMITED LIABILITY COMPANY

By:	/s/ Aaron Serruya
Name:	Aaron Serruya
Title:	A.S.O.